

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2021

Simon Kay
Chief Executive Officer
Basanite, Inc.
2041 NW 15th Avenue
Pompano Beach, Florida 33069

> **Re: Basanite, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 29, 2021**
> **File No. 333-259880**

Dear Mr. Kay:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence A. Rosenbloom